Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at December 31, 2014. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the three months ended December 31, 2014.

(Skr millions)
Senior debt:
Long-term	210,494
Short-term	71,698
Total senior debt (1), (2)	282,192

Subordinated debt:
Long-term	1,945
Short-term	—
Total subordinated debt (1)	1,945

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 (3)	3,990
Reserves	403
Retained earnings	11,764

Total	16,157

Total capitalization	300,294

(1)                                At December 31, 2014, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at December 31, 2014.

(2)                                Unguaranteed and unsecured.

(3)                                In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since December 31, 2014.